Exhibit 99.1

Enerplus Completes Corporate Conversion

CALGARY, Jan. 3 /CNW/ - Enerplus Corporation ("Enerplus") (TSX - ERF.UN; NYSE- ERF) announced today that the Plan of Arrangement pursuant to which Enerplus Resources Fund (the "Fund") converted into a corporate entity was completed on January 1, 2011 and will now continue as "Enerplus Corporation". The business, directors and management of Enerplus are the same as those of the Fund immediately prior to the conversion.

Shares in Enerplus Corporation will commence trading on the Toronto Stock Exchange as ERF on or about January 10, 2011, at which time the Fund's trust units ("ERF.un") will discontinue trading. Enerplus shares will continue trading as usual on the New York Stock Exchange as "ERF".

Under the Plan of Arrangement, investors holding Trust Units received one common share in Enerplus in exchange for each Trust Unit held in the Fund, and investors holding Class B exchangeable limited partnership units ("EELP Units") in Enerplus Exchangeable Limited Partnership received 0.425 of a common share in Enerplus for each EELP Unit held.  Pursuant to the Plan of Arrangement, all outstanding securities of the Fund and EELP have been cancelled and the Fund and EELP have been dissolved.

The decision to convert to a corporate entity resulted from a 2006 Government of Canada decision that introduced legislation designed to change the taxation of income trusts.  By converting to a corporation, Enerplus has avoided the imposition of a specified-investment flow through ("SIFT") tax applicable beginning in 2011.

"This is another significant milestone in the history of Enerplus," says Gordon J. Kerr, President and Chief Executive Officer of Enerplus. "We continue to believe in the value of an income-generating investment. We are focused on providing a combination of both growth and income to our shareholders as we move forward as an oil and gas corporation."

The final distribution payment to holders of Trust Units and EELP Units will be made on January 20, 2011 to unitholders of record on December 31, 2010.  Enerplus intends to maintain the dividend level at the same rate paid by the Fund prior to the Arrangement at CDN$0.18 per common share based upon current commodity prices and capital spending plans. Dividends will continue to be paid on a monthly basis and the first dividend from Enerplus Corporation is expected to be paid on February 20, 2011 to shareholders of record on February 10, 2011.

All registered holders of Trust Units and EELP Units (i.e. holders with a physical share certificate issued in their name) should complete and return the letter of transmittal, which was mailed with the information circular and proxy statement regarding the trust conversion, along with their Trust Unit certificate or EELP Unit certificate, to Computershare Investor Services Inc. (the "Depository").  If you are a registered holder and require another copy of the Letter of Transmittal, please contact Computershare at 1-866-921-0978. If you are a beneficial holder of Trust Units or EELP Units (i.e. you hold your Trust Units or EELP Units through a broker, investment dealer, bank, trust company or other intermediary), please contact your broker or such other intermediary to determine if any steps need to be taken to exchange your Trust Units or EELP Units for Common Shares.

Gordon J. Kerr
President & Chief Executive Officer
Enerplus Corporation

FORWARD-LOOKING INFORMATION AND STATEMENTS

This news release contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "guidance", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify forward-looking statements.  In particular but without the foregoing, this press release contains forward-looking information and statements pertaining to the following: the trading of Enerplus' common shares and delisting of the Fund's securities on the TSX; the amount and timing of cash dividends to Enerplus shareholders; and the tax treatment of dividends paid to Enerplus shareholders.

The forward-looking information and statements contained in this news release reflect several material factors and expectations and assumption of Enerplus including, without limitation: certain levels of commodity process will be maintained; Enerplus' results of operations and production will be as anticipated; the general continuance of current or, where applicable, assumed industry conditions and tax and regulatory regimes; the availability of cash flow, debt and/or equity sources to fund Enerplus' capital and operating requirements as needed; and receipt of final approval of the TSX and NYSE for the listing of Enerplus' common shares.  Enerplus believes the material factors, expectations and assumption reflected in the forward-looking information and statements are reasonable at this time but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information and statements contained in this news release are not guarantees of future performance and should not be unduly relied upon.  Such information and statements involved known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: changes in commodity prices; unanticipated operating results or production declines; changes in tax or environmental laws or royalty rate; increased debt levels or debt service requirements; limited, unfavourable or no access to debt or equity capital markets; increased costs and expenses; the impact of competitors; reliance on industry partners; and certain other risks detailed from time to time in the Fund's public disclosure documents including, without limitation, those risks identified in our MD&A for the three and nine months ended September 30, 2010, our MD&A for the year ended December 31, 2009 and in the Fund's Annual Information Form for the year ended December 31, 2009, copies of which are available on the Fund's SEDAR profile at www.sedar.com and which are filed with the SEC at www.sec.gov.

The forward-looking information and statements contained in this news release speak only as of the date of this release and none of the Fund or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

%CIK: 0001126874

For further information:

regarding this news release, please contact our Investor Relations department at 1-800-319-6462 or email investorrelations@enerplus.com

CO: Enerplus Resources Fund

CNW 06:00e 03-JAN-11